SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004

                                  Serono S.A.
                    ---------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ---------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate  by  check  mark  if the registrant is submitting the Form 6-K in
paper  as  permitted  by  Regulation  S-T  Rule  101  (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                          Serono

Media Release


FOR IMMEDIATE RELEASE
---------------------



      RAPTIVA(R) (EFALIZUMAB) RECEIVES APPROVAL FOR MODERATE-TO-SEVERE PLAQUE
                            PSORIASIS IN SWITZERLAND


                      First approval of Raptiva for Serono

GENEVA, SWITZERLAND - MARCH 16, 2004 - Serono (virt-x: SEO and NYSE: SRA) announced today that Raptiva(R) (efalizumab) has been approved by Swissmedic, the Swiss regulatory authority, for the treatment of adult patients with moderate-to-severe plaque psoriasis. Raptiva is the first biological therapy for psoriasis that is approved in Switzerland. It is designed to provide continuous control of the disease and can be self-administered by patients as a single, once-weekly, subcutaneous injection.

"We are delighted that our home territory of Switzerland is the first country outside of the US to give approval to Raptiva," said Ernesto Bertarelli, Chief Executive Officer of Serono. "We look forward to bringing Raptiva to other patients, who deserve a new treatment for this serious condition."

"Dermatologists and patients have been frustrated with the treatments that we have had available to us," said Prof Jean-Hilaire Saurat, Chairman, Dermatology Department, University Hospital of Geneva and current President of the European Academy of Dermatology and Venerology (EADV). "The new biological agents enable a new age in treatment for people with psoriasis. These give us new hope for providing patients with improved therapies that will be easier to manage and will provide effective and safe, long-term control of their condition."

"Since there is no cure for psoriasis, people have to manage their disease over their lifetime. That means that amongst the two percent of the population affected by psoriasis, many patients suffer from reduced daily activities and quality of life, even up to a total inability to work. It is a major challenge to find a treatment that works, has a favorable track record for safety and can be easily integrated into a patient's life." said Kurt Scherrer, President of the Swiss Psoriasis and Vitiligo Association (SPVG)*. "Biological treatments like Raptiva offer a new treatment option for psoriasis which successfully meet this challenge and give patients, especially in more severe cases, a chance to live a more normal life."

Serono plans to launch Raptiva in Switzerland during the second quarter of 2004.

*  (For  more  information  you  can  visit  the new SPVG-homepage: www.spvg.ch)
                                                                    -----------


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ABOUT  RAPTIVA(R)

Raptiva(R) is a humanized therapeutic antibody designed to selectively and reversibly block the activation, reactivation and trafficking of T-cells that lead to the development of psoriasis symptoms. In clinical studies, Raptiva demonstrated a rapid onset of action in the reduction of symptoms associated with psoriasis, in some patients within four weeks of initiating treatment. Raptiva is administered once weekly via subcutaneous injection and can be self-administered by patients at home.

Serono has the rights to develop and market Raptiva(R) worldwide outside of the United States and Japan. Development and marketing rights in the United States remain with Genentech Inc. (NYSE:DNA) and its U.S. partner XOMA (Nasdaq: XOMA). Raptiva has been available since November 2003 in the U.S. for the treatment of moderate-to-severe chronic plaque psoriasis in adults aged 18 or older who are candidates for systemic therapy or phototherapy. Switzerland is the first country outside of the U.S. to approve Raptiva.

More than 3,000 patients have been studied with Raptiva to date, creating the largest existing database of patients treated with a biologic therapy for psoriasis.


ABOUT  PSORIASIS

Psoriasis is a T-cell mediated disease which occurs when skin cells grow abnormally, resulting in thick, red, scaly, inflamed patches. Plaque psoriasis, the most common form of the disease is characterized by inflamed patches of skin ("lesions") topped with silvery white scales. Psoriasis can be limited to a few spots or involve extensive areas of the body, appearing most commonly on the scalp, knees, elbows and trunk. Although it is highly visible, psoriasis is not a contagious disease. While there are a number of medications that may help control the symptoms of psoriasis, there currently is no known cure.

ABOUT  SERONO

Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).




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                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###

FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:            INVESTOR  RELATIONS:
Tel:  +41-22-739 36 00       Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85       Fax:  +41-22-739 30 22
http://www.serono.com        Reuters:  SEOZ.VX / SRA.N
---------------------        Bloomberg:  SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:             INVESTOR RELATIONS:
Tel.  +1 781 681 2340        Tel.  +1 781 681 2552
Fax:  +1 781 681 2935        Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SERONO  S.A.
                                         a  Swiss  corporation
                                         (Registrant)



March 16, 2004                     By:   /s/ Allan Shaw
                                         -------------------
                                         Name:  Allan Shaw
                                         Title: Chief Financial Officer


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